UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Caledonia Mining Corporation Plc

Full Name of Registrant

Former Name if Applicable

Castle Quay B006 Millais House

Address of Principal Executive Office (Street and Number)

St Helier, Jersey, JE2 3EF

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Caledonia Mining Corporation Plc (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 20-F for its fiscal year ended December 31, 2024 (the “2024 Annual Report”) with the Securities and Exchange Commission (“SEC”). Despite working diligently in an effort to timely file its 2024 Annual Report, the Company has been unable to complete all work necessary to timely file its 2024 Annual Report.

As disclosed in its press release furnished to the SEC on Form 6-K on March 31, 2025, the Company’s previously-issued financial statements for the annual and interim periods between January 1, 2019 and September 30, 2024 are being restated, which contributed to delays in the completion of the preparation and issuance of the 2024 Annual Report. The previously-issued financial statements will be restated with respect to the accounting of deferred tax liabilities of the Company’s subsidiary Blanket Mine (1983) (Private) Limited in Zimbabwe which owns the Blanket Gold Mine. The restatement has no effect on historic reported cash or cashflow statements and has no effect on historic income tax calculations or submissions to tax authorities.

In connection with the preparation and audit of the Company’s consolidated financial statements, the Company has identified material weaknesses in the Company’s internal controls over financial reporting and disclosure controls and procedures for the fiscal years ended December 31, 2019, 2020, 2021, 2022, 2023 and 2024, with remediation efforts currently ongoing and expected to be completed in the second quarter of 2025. These material weaknesses were disclosed in the press release furnished to the SEC on Form 6-K on March 31, 2025.

The Company cannot eliminate the reasons causing the inability to file timely without unreasonable effort or expense. Accordingly, the Company anticipates that it will file the 2024 Annual Report within the fifteen-day grace period provided by Exchange Act Rule 12b-25.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Mark Learmonth	1534	679-800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 31, 2025, the Company filed its audited consolidated financial statements for the fiscal year ended December 31, 2024 with the SEC on Form 6-K, and any changes in results of operations for the applicable periods can be found in the filing.

Caledonia Mining Corporation Plc

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 30, 2025	By:	/s/ John Mark Learmonth
John Mark Learmonth Chief Executive Officer